Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
(Commission File No. 333-130226)
Employer Markets Strategy
By Wes Thompson
Lincoln Financial Group has been a player in the employer-sponsored business for years, but we have not had a consolidated, consistent approach and growth strategy to bring all of the products together under one business and profit center. This year we will make it happen.
Rationale
While the timing of this merger makes it even more exciting, building an Employer Markets business unit makes sense for many marketplace reasons.
With nearly 80 million baby boomers beginning to retire this year, the retirement income market is enormous and there has never been a better time to strengthen our focus on their needs. With a strategic approach, we can build valuable links for investors between the accumulation, protection and income-drawing years.
In addition, bringing together the assets of businesses that are dispersed across multiple business units and both companies allows us to leverage enterprise expertise and capabilities. And it will greatly strengthen our visibility in the marketplace.
Development
Since the announcement of my new leadership team for Employer Markets, I have been working with an integration strategy team of representatives across Lincoln and Jefferson Pilot to assess the market and our combined products, distribution, operational capabilities, strengths, and challenges. This analysis will help us set strategic direction and provide critical data that will determine our operating model and how we build out the next level of our organization.
Facts
To give you some perspective on what Employer Markets will look like initially, we have developed a fact sheet that illustrates the current product offerings and numbers of employees associated with those lines of business. (See attachment below.)
Distribution
Due to the specialized nature of Employer Markets and the cross-selling opportunities we will enjoy (especially once Lincoln’s retirement plan businesses join forces with Jefferson Pilot’s Benefit Partners), we will maintain distribution capability within the Employer Markets business unit. I intend to hire a head of distribution who will round out my leadership team.
Transition
By the time the merger closes at the end of the first quarter, Employer Markets will be fully operational as a business unit within the New Lincoln. Between now and then, I continue to drive the business of LFD, and I am working with Warren May on the transition of leadership for that business unit.
I would like to thank all of the members of the Employer Markets Leadership Team and Strategy Team for their input and insight during the transition and integration process. As I’ve traveled across Lincoln and Jefferson Pilot to learn more about this business, I have been overwhelmed with the support, enthusiasm and ideas people have for these efforts.
This is going to be an exciting year for the new Lincoln, and I am looking ahead with great optimism as we meet the challenges in Employer Markets.

Employer Markets
Integration Fact Sheet

Employer Markets 12-Month Mission/Objective:
To establish Employer Markets as a viable business unit, including the integration of pieces currently dispersed throughout LFG, and to ultimately achieve profitable market share growth.

Geographic Locations:	Lincoln Financial	Jefferson Pilot
	Philadelphia, PA	Omaha, NE
	Ft. Wayne, IN	Atlanta, GA
	Hartford, CT	Greensboro, NC
Portland, ME
Arlington Heights, IL
Approximate Employee and Sales Force Counts

	Lincoln Financial	Jefferson Pilot
Dedicated Employer Markets Employees*:	850	1,150
Combined Total Employees:	over 2000

Dedicated Sales Force:	325 **	120
Combined Total Sales Force:	nearly 450
*includes sales force
**includes Lincoln Financial Distributors, Lincoln Financial Advisors Employer Retirement Markets, Fringe Benefit Division, & California Fringe Benefits
Product Rankings — The New Employer Markets:

No. 6 in defined contribution sponsors	No. 16 in defined contribution assets
No. 8 in Group Disability Sales	No. 21 in defined contribution participants
No. 13 in Group Life Sales
Sources: Pensions and Investments 2005, LIMRA
Existing Employer Markets Products:

DirectorSM	Alliance®
Multi-Fund®	GVA
Lincoln IndependenceSM	Executive Benefits (COLI, BOLI)
DB Pension Business	Group Short-term Disability
Group Long-term Disability	Group Life
Group Dental

Customers Served: —	Lincoln	Jefferson Pilot	Combined
Plan Sponsors	28,500	31,300	59,800
Plan Participants	1.2M	3.65M	4.85M
Integration Milestones — Next 90 Days
     30-60 Days:
•	Develop high level strategy and assumptions—Value Proposition and Operating Assumptions

•	Organizational design and next tier talent selection
     90 Days:
•	Develop detailed integration plans including current and future states—function and process inventory, operating budgets, locations and headcounts, and cost-savings vs. targets

•	Build out remaining Employer Markets organization
     Merger Close: Launch Day One Integration Plans
Employer Markets Leadership Team:
Wes Thompson
Corp. Shared Services
HR — Kim Miner
Communications - Judimarie Thomas
IT — Gerhard Blummers

Bob Bates	Jeff Coutts	Diane McCarthy	Open	Mike Smith
- Benefit Partners	Product & Marketing	- Integration Officer	Distribution	Operations &
- Group Life		- Strategy & Profitability Management		Relationship Management
Employer Markets Strategy & Integration Team

Program Management	Product/Marketing	Operations & Rel. Mgmt.	Distribution
- Claire Burns (L&A)	- Kelly Clevenger (L&A)	- Kathy Gorman (L&A)	- Celeste Gurulé (CFB)
- Justin DiLucchio (L&A)	- Mark Hackl (Del.)	- Michelle Booth (L&A)	- Nancy Briguglio (LFD)
- Joel Lieginger (L&A)	- Tom McConnell (Del.)	- Roberta Tielinen (L&A)	- Jim McCrory (LFD)
- Shaun Patel (LFD)	- Tony Laudato (L&A)	- Steve Johnson (L&A)	- Bob Bond (ERM)
	- Karina Istvan (LFD)	- Marcy Arnold (AMG)	- Carolyn Brody (ERM)
	- Bob Culver (BP)	- Bill Herx (Del.)	- Garry Spence (ERM)
		- Ted Wood (Del.)	- Bob Smith (L&A)
		- Emma Ladd (L&A)	- Greg Amick (AMG)
		- Bob Toth (L&A)	- Len Cavallaro (BP)
- Sandy Callahan (BP)
AMG = Administrative Management Group
Del = Delaware Investments
LFD = Lincoln Financial Distributors
BP = Benefit Partners
ERM = Employer Retirement Markets
CFB = California Fringe Benefits
L&A = Lincoln Life & Annuity

In connection with the proposed transaction, Lincoln National Corporation has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-130226), including a joint proxy statement/prospectus, and other materials. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of these materials (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the definitive joint proxy statement/prospectus will be (when available), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the Lincoln shareholders may not approve the issuance of shares in connection with the merger and/or the Jefferson-Pilot shareholders may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The Registration Statement on Form S-4 (Registration No. 333-130226) filed by Lincoln with the SEC on December 8, 2005, as well as annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors that could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.